Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2019 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2019 presented in comparative form

$ = Argentine Peso

  US$ = US Dollar

 EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Use, management and operation of airports
Consolidated Financial Statements At December 31, 2019 presented in comparative format
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 15)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
747,529,409 Preferred shares of AR$ 1 par value with no voting right	747,529,409	747,529,409
	1,006,046,7088	1,006,046,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the years ended at December 31, 2019 and 2018

		12.31.19	12.31.18
	Note	$
Continuous Operations
Revenue	4	37,247,264,401	37,176,455,334
CINIIF 12 - paragraph 14 Credit	5	18,141,501,302	9,987,730,887
Cost of services	10	(23,920,993,294)	(22,227,058,921)
CINIIF 12 - paragraph 14 Debit		(18,128,159,358)	(9,977,955,427)
Gross Profit		13,339,613,051	14,959,171,873
Distribution and selling expenses	10	(3,817,106,175)	(2,581,768,760)
Administrative expenses	10	(1,413,556,710)	(1,732,933,268)
Other income and expenses, net	4	861,832,709	829,566,281
Operating profit		8,970,782,875	11,474,036,126

Finance Income	4	658,103,111	2,171,806,257
Finance Costs	4	(2,879,427,360)	(8,068,328,357)
Result from exposure to changes in the purchasing power of the currency		(1,532,707,453)	(2,064,152,916)
Income before income tax		5,216,751,173	3,513,361,110
Income tax	4	697,561,067	(1,936,353,961)
Income for the year for continuous operations		5,914,312,240	1,577,007,149
Net Income for the year		5,914,312,240	1,577,007,149
Other comprehensive income		-	-
Comprehensive Income for the year		5,914,312,240	1,577,007,149

Income attributable to:
Shareholders		5,908,363,071	1,574,808,446
Non-Controlling Interest		5,949,169	2,198,703

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		22.2913	6.0253

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At December 31, 2019 and 2018

		12.31.19	12.31.18
	Note	$
Assets
Non- Current Assets
Property, plant and equipment	12	75,606,148	87,954,060
Intangible Assets	5	67,692,433,073	54,796,644,179
Rights of use		120,510,871	-
Deferred Income tax assets	13	723,420	983,297
Other receivables	4	5,396,212,714	6,230,415,791
Total Non-Current Assets		73,285,486,226	61,115,997,327
Current Assets
Other receivables	4	3,496,398,801	1,621,964,772
Trade receivables, net	4	3,158,183,970	3,584,241,644
Other Assets		16,175,060	11,423,235
Investments	4	-	286,928,619
Cash and cash equivalents	4	2,044,192,478	6,069,234,921
Total Current Assets		8,714,950,309	11,573,793,191
Total Assets		82,000,436,535	72,689,790,518

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		747,529,409	629,252,640
Share Premium		137,280,595	137,280,595
Capital adjustment		11,531,677,820	11,501,309,958
Legal and facultative reserve		19,600,790,271	13,302,022,514
Retained earnings		5,908,713,081	9,141,611,490
Subtotal		38,184,508,475	34,969,994,496
Non-Controlling Interest		29,880,134	23,930,965
Total Shareholders’ Equity		38,214,388,609	34,993,925,461

Liabilities
Non-Current Liabilities
Accounts payable and others	4	50,582,193	135,364,223
Financial debt	6	24,249,317,011	20,926,369,330
Deferred income tax liability	13	6,221,027,692	7,943,461,187
Provisions and other charges	9	209,735,174	205,603,631
Total Non-Current liabilities		30,730,662,070	29,210,798,371
Current Liabilities
Fee payable to the Argentine National Government	7	419,758,938	500,270,997
Accounts payable and others	4	6,635,356,671	4,761,675,021
Income tax, net of prepayments		16,600,502	12,376,060
Financial debt	6	5,061,544,544	2,589,764,067
Lease liabilities		132,816,621	-
Provisions and other charges	9	789,308,580	620,980,541
Total Current Liabilities		13,055,385,856	8,485,066,686
Total Liabilities		43,786,047,926	37,695,865,057
Total Shareholders’ Equity and Liabilities		82,000,436,535	72,689,790,518

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.19	258,517,299	629,252,640	137,280,595	11,501,309,958	484,169,000	12,817,853,514	9,141,611,490	34,969,994,496	23,930,965	34,993,925,461
Resolutions of the Shareholders’ Meeting dated July 25, 2019 (Note 19):
Capitalization of dividends of preferred shares	-	118,276,769	-	30,367,862	-	-	(148,644,631)	-	-	-
Distribution of dividends of common shares	-	-	-	-	-	-	(2,693,849,092)	(2,693,849,092)	-	(2,693,849,092)
Legal reserve	-	-	-	-	78,737,407	-	(78,737,407)	-	-	-
Facultative reserve	-	-	-	-	-	6,220,030,350	(6,220,030,350)	-	-	-
Net comprehensive Income for the year	-	-	-	-	-	-	5,908,363,071	5,908,363,071	5,949,169	5,914,312,240
Balance at 12.31.19	258,517,299	747,529,409	137,280,595	11,531,677,820	562,906,407	19,037,883,864	5,908,713,081	38,184,508,475	29,880,134	38,214,388,609

Balance at 01.01.18	258,517,299	616,914,353	137,280,595	11,487,374,209	479,017,228	7,132,744,140	13,160,566,877	33,272,414,701	21,732,262	33,294,146,963
Adjustment IFRS 9	-	-	-	-	-	-	122,771,349	122,771,349	-	122,771,349
Balance at 01.01.18 restated	258,517,299	616,914,353	137,280,595	11,487,374,209	479,017,228	7,132,744,140	13,283,338,226	33,395,186,050	21,732,262	33,416,918,312
Resolutions of the Shareholders’ Meeting dated April 9, 2018 (Note 19):
Capitalization of dividends of preferred shares	-	12,338,287	-	13,935,749	-	-	(26,274,036)	-	-	-
Legal reserve	-	-	-	-	5,151,772	-	(5,151,772)	-	-	-
Facultative reserve	-	-	-	-	-	5,685,109,374	(5,685,109,374)	-	-	-
Net comprehensive Income for the year	-	-	-	-	-	-	1,574,808,446	1,574,808,446	2,198,703	1,577,007,149
Balance at 12.31.18	258,517,299	629,252,640	137,280,595	11,501,309,958	484,169,000	12,817,853,514	9,141,611,490	34,969,994,496	23,930,965	34,993,925,461

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the year ended at December 31, 2019 presented in comparative form

		12.31.19	12.31.18
Cash Flows from operating activities	Note	$
Net income for the year		5,914,312,240	1,577,007,150
Adjustment for:
Amortization of intangible assets	5	5,245,712,408	4,319,173,183
Specific allocation of accrued and unpaid income	7	419,758,938	500,270,997
Depreciation of property, plant and equipment	12	12,590,116	16,886,803
Depreciation rights of use	10	152,776,316	-
Bad debts provision	8	1,727,848,967	193,242,310
Income Tax	13	(697,561,067)	1,936,353,960
Accrued interest costs financial debt	6	2,034,979,370	1,591,917,637
Accrued deferred revenues and additional consideration	9	(608,575,469)	(394,120,961)
Accrued and unpaid Exchange differences		193,688,498	5,051,645,453
Contingencies provision	9	20,706,152	41,332,387
Adjustment effect for inflation		(70,661,681)	602,386,768
Changes in operating assets and liabilities:
Changes in trade receivables		(2,556,067,600)	(1,988,664,656)
Changes in other receivables		(3,788,107,873)	(3,410,292,905)
Changes in other assets		(4,751,825)	(4,182,022)
Changes in accounts payable and others		3,502,578,805	1,989,153,249
Changes in liabilities for current income tax		(309,140,335)	409,098,552
Changes in provisions and other charges		1,823,341,913	509,650,011
Changes in fee payable to the Argentine National Government		(325,205,217)	(271,654,935)
Increase of intangible assets		(18,140,963,595)	(9,953,362,519)
Income tax paid		(674,789,973)	(1,079,841,798)
Net cash (used in) / provided by operating activities		(6,127,530,912)	1,635,998,664
Cash Flow for investing activities
Addition of investments		(2,487,838,311)	(416,913,605)
Collection of investments		3,364,837,753	200,570,368
Addition of property, plant and equipment	12	(242,204)	(114,068)
Net Cash Flow generated by / (used in) investing activities		876,757,238	(216,457,305)
Cash Flow from financing activities
New financial debt	6	8,549,356,640	-
Leasings paid		(167,807,271)	-
Financial debt paid- principal	6	(2,683,630,941)	(130,328,939)
Financial debt paid- interests	6	(1,815,663,217)	(1,356,452,649)
Dividends paid	9	(3,135,486,542)	(466,905,341)
Net Cash Flow generated by / (used in) in financing activities		746,768,669	(1,953,686,929)
Net Decrease in cash and cash equivalents		(4,504,005,005)	(534,145,570)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		6,069,234,921	5,268,783,416
Net Decrease in cash and cash equivalents		(4,504,005,005)	(534,145,570)
Effect of inflation generated by cash and cash equivalents		1,466,722,928	319,801,713
Foreign Exchange differences generated by cash and cash equivalents		(987,760,366)	1,014,795,362
Cash and cash equivalents at the end of the year		2,044,192,478	6,069,234,921
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	537,707	34,368,368
Dividends on preferred shares		151,623,215	19,359,889

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2017 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/1.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

Main terms and conditions of the Concession Agreement:

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016. Pursuant to each of those Resolutions, the ORSNA has approved increases to the aeronautical fees.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016. Pursuant to each of those Resolutions, the ORSNA has approved increases to the aeronautical fees.

Pursuant to Resolution No. 100/2016, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2016, according to the following rules:

(i) To re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an adjustment in aeronautical fees; and

(ii) To maintain the benefit airlines paying on time are entitled to under to Resolution 10/09, dated January 28, 2009, pursuant to which such airlines pay rates equivalent to 30% discount of the international aeronautical charges set forth in Annex II of the Memorandum of Agreement, instead of paying the rates established by ORSNA Resolution 100/16.

In addition, by means of Resolution No. 101/2016, the ORSNA approved a 14% decrease to the rate of the international passenger use fees and a 150% increase to the rate of the domestic passenger use fees.

We filed a claim with the ORSNA regarding the adjustments to the rates approved by Resolution No. 101/2016 and against Resolution 100/16, which approved the economic financial review of the year 2015.

By Resolution Nº 75/19 dated September 11, 2019, the ORSNA approved the financial projection of income and expenses as of December 31, 2016, providing that it was necessary to maintain the current rates when checking the balance of the variables contained in the Projection; Maintain the provisions of Resolution No. 9/09 regarding the desirability and relevance of making the discounts on the TUAI applying said reduction to airlines that are in a situation of regularity in the payment.

Subsequently, the administrative challenge was filed against said Resolution, which was later withdrawn for the purpose of filing a lawsuit against the ORSNA before the federal administrative litigation jurisdiction, pursuing the nullity of the Resolution and ordering the Agency to issue a new resolution. For that reason, the challenge against ORSNA Resolution No. 100/16 and ORSNA Resolution No. 101/16 was also withdrawn.

The judicial case initiated on 10/21/19 was entitled “Aeropuertos Argentina 2000 SA A / en-Regulatory Body of the National Airport System O / Knowledge Process” (File. CAF 056695/2019), and is processed before the National Court in the Federal Administrative Litigation No. 9.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

On the other hand, on October 21, 2019, the ORSNA issued Resolution No. 92/19, which approved the financial projection of income and expenses as of December 31, 2017, providing a rate variation and the maintenance of the provisions of the Resolution No. 9/09 regarding the desirability and relevance of making the discounts on international aeronautical rates, applying said reduction to those airlines that are in a situation of regularity in the payment. Resolution ORSNA No. 93/19 approved the new tariff schedule, effective as of January 1, 2020, providing an increase in the rate of use of international airstation and the rate of use of domestic airstation.

Following the issuance of the aforementioned resolutions, an extension of the lawsuit was filed in the aforementioned judicial case, where the request for annulment of ORSNA Resolution No. 92/19 and ORSNA Resolution No. 93/19 was incorporated.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. The Company has requested the write- off of the new trust account previously mentioned, still pending resolution.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

1.3. Investments

Under the terms of the Concession Agreement, the Company is required to make capital expenditures in accordance with our investment plan submitted with the Memorandum of Agreement, which sets forth our required investment commitments for the period from 2006 through the end of the Concession Agreement in 2028. Under the Concession Agreement, our total required investment commitments from January 2006 until 2028 are $2,158.4 million (calculated in December 2005 values). As of December 31, 2019, we have invested $2,912.7 million (calculated in December 2005 values) under our investment plan.

Compliance with the investment plan was evaluated after the first five-year period following the effective date of the Memorandum of Agreement. The first five-year period ran from December 13, 2007 until December 31, 2012, while the second five-year period overlaps with the first five-year period and ran from January 1, 2011 to December 31, 2015. The Company is allowed to compute the amounts invested in 2012 in each five-year period. For the period from January 1, 2016 through the end of the Concession Agreement, the investment plan will be revised and approved by the ORSNA every five years, notwithstanding other adjustments that the ORSNA may apply within its annual review of the economic equilibrium. The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within our airports.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Investments

Under the Concession Agreement, the ORSNA may revise the timing of the works contemplated in the applicable investment plan and may also modify the investment plan to require additional works, provided that such modifications may not require investment commitments in excess of those already contemplated for the relevant annual period.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned. To date, the Court has appointed as expert the Argentine Centre of Engineers to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.420.000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee performance of the works under the investment plan, the Company is required to enter into a guarantee with a value equal to 50% of the works planned for the year before March 31 of each year. The Company has granted a surety bond in the amount of $ 1,465,586,500.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for $1,123,888,889.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 500,000,000.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Dismissal and Compensation of Claims

Through the approval of the Agreement, the Argentine National Government and the Company agreed upon a process for the settlement of such mutual claims.

The Company has withdrawn all claims and appeals previously filed against the Argentine National Government. In turn, the Regulating Agency of the National Airport System (ORSNA) agreed to dismiss the summary proceedings initiated against The Company because of the failure to pay the fee.

Regarding mutual claims at the time of the Agreement there was a balance favorable to the Argentine National Government that the Company cancelled in full.

To cancel part of the debt, AA 2000 issued preferred shares in favor of the Argentine National Government. Such preferred shares, originally issued for $ 496,16 million accrue a fixed annual dividend equivalent to 2% payable in preferred shares capitalized up to the year 2019 (Note 17). Additionally, as from 2020, the Argentine National Government can convert the preferred shares into common shares, to the extent Aeropuertos Argentina 2000 S.A. has not redeemed them prior to that date, up to a 12.5% per year of the initial preferred shares amount. The redeemable preferred shares at the option of the issuer result in its classification within shareholders´ equity, to the extent the option has not been exercised or cannot be duly exercised.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.19	Net Shareholders ‘equity at closing	Income for the year
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	66,804,900	67,273,859	9,686,028
Cargo & Logistics SA.	5,566,259	98.63%	275,010	278,830	(2,208,903)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(8,358)
Texelrío S.A. (3)	84,000	70.00%	103,071,381	132,460,197	13,823,363
Villalonga Furlong S.A (4)	123,700	1.46%	36,703	2,513,908	(50,754)

(1)	Companies incorporated in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.

(3)	Shareholders Equity includes 4,000,000 of preferred shares.

(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Company´s accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Consolidated Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on February 27, 2020.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Consolidated Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee) and International Accounting Standards (NIC or IAS) issued by the International Accounting Standards Committee (IASC, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Financial Statements of AA2000 as of December 31, 2018, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2019, based on the application of IAS 29 (see Note 3.23)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Cont.)

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, restated at closing currency, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

4) Property, plant and equipment (Cont.)

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

6) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

7) Other assets

Other assets are deferred charges that are valued at historical cost, net of accumulated depreciation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

8) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

9) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

10) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

11) Capital Stock

The capital stock is represented by ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value. The adjustment that arises from the restatement to the closing currency, is exposed as "Adjustment of capital".

12) Provisions and other charges

Provisions are recognized in the consolidated financial statements when:

a)     The Group has a present obligation (legal or constructive) because of past events,

b)     It is probable that an outflow of resources will be required to settle such obligation and

c)     The amount can be reliably estimated

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

12) Provisions and other charges (Contd.)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

13) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Consolidated Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

The income tax gain in 2019 was $ 698 million, including a current tax charge of $ 1,018 million that was mostly reversed by a deferred tax gain. On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating a deferred tax gain of $ 4,225 million, as well as a special tax charge of $ 711 million for adhering to said benefit.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (Cont.)

For the purpose of determining the net taxable income at the end of this period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $ 1,863 million, was incorporated into the tax result, as of December 31, 2019, the variation of the Consumer Price Index General Level (CPI) has already exceeded 30%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in six consecutive years, as a result, $ 362 million was recognized in the current tax liability and $ 1,501 million as a deferred tax liability.

15) Leases

At December 31, 2018 leases are classified as financial leases when substantially all risks and rewards of ownership are transferred to the lessee. When those conditions are not met, leases are classified as operating leases

Assets acquired under financial leases are classified as non-current assets and are valued at the lease commencement at the lower of the present value of the minimum lease payments or at the fair value of the asset acquired. A liability is recognized for the corresponding obligation with the lessor. Financial cost is accrued using the effective interest method and it is included under financial expenses.

Operating leases under fixed rent are expensed on a straight-line basis during the term of the lease. Any variable or contingent rent, including the inflation adjustment of fixed rent contracts, is recognized as expense of the period in which payment is probable

Since fiscal year 2019 (see Note 2.21), assets acquired by leasing are recorded as assets either in “Intangible assets” or in “right of use”, depending on the nature of the leased object, and are initially valued at present value of future minimum payments or their fair value if lower, reflecting the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included in “Financial costs”.

In the case of short-term leases or low-value leases, the company has chosen not to recognize an asset, but instead recognizes the expense linearly during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense for the period in which payment is probable, as are the increases in fixed income indexed by a price index

Lease liabilities held with financial institutions, given the nature of the creditor, are shown under the heading of “Financial debt”; instead, those contracts of leases held with creditors with a purely commercial activity are shown as “Lease Liabilities”.

16) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less.

Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

17) Revenues

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)	Non Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Group performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the Group recognizes construction revenues and costs during the construction period.

18) Financial Costs

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period to get ready for their intended use or sale are added to the cost of such assets until the assets are substantially ready to be used or sold.

19) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

20) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

21) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Group.

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements.

These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets.

The Company has reviewed its lease agreements in effect as of January 1, 2019 and has registered for the initial application of IFRS 16 an asset for “Right of use” for a total of $273,287,187 and a liability for “Lease liabilities” For $273,287,187.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

There are no other additional changes in the Group's accounting policies based on the effective rules of application as of January 1, 2019 described above.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

22) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2019 and are mentioned in Note 22.

23) Foreign currency translation

Functional and presentation currency

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Functional and presentation currency (Cont.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The inter annual coefficient for the period ended December 31, 2019 was 1,5383.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to June 30, 2019 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2019. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2019, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2019, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12.31.19	12.31.18
	Note	$
Cash and cash equivalents
Cash and funds in custody		109,408,396	109,941,157
Banks		1,918,411,368	4,510,371,628
Checks not yet deposited		16,372,714	37,785,921
Time deposits		-	1,411,136,215
		2,044,192,478	6,069,234,921
Investments
Term deposits		-	286,928,619
		-	286,928,619
Trade receivables, net
Trade receivables		5,353,570,818	3,954,051,879
Related parties	7	35,431,682	71,982,122
Checks-postdated checks		25,324,021	52,449,945
Provision for bad debts	8	(2,256,142,551)	(494,242,302)
		3,158,183,970	3,584,241,644
Other current receivables
Expenses to be recovered		53,225,171	33,437,784
Guarantees granted		1,254,587	8,492,948
Related parties	7	2,090,911	9,873,848
Tax credits		3,271,219,103	1,520,047,388
Prepaid Insurance		45,299,768	43,010,761
Other		123,309,261	7,102,043
		3,496,398,801	1,621,964,772

Other non-current receivables
Tax credits		545,200	1,160,230
Trust for Strengthening	7	5,395,667,514	6,229,255,561
		5,396,212,714	6,230,415,791

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		12.31.19	12.31.18
	Nota	$
Accounts payable and other current
Obligations payable		58,349,999	63,876,707
Suppliers		4,884,915,259	2,880,552,857
Foreign suppliers		96,070,372	109,869,397
Related Parties	7	142,244,379	217,210,648
Salaries and social security liabilities		1,227,581,324	1,263,491,926
Other fiscal liabilities		226,195,338	226,673,486
		6,635,356,671	4,761,675,021
Accounts payable and other non-current
Tax liabilities		50,582,193	135,364,223
		50,582,193	135,364,223

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Revenues
Aeronautical revenues	22,957,181,747	21,635,171,883
Non-Aeronautical revenues	14,290,082,654	15,541,283,451
	37,247,264,401	37,176,455,334

As of December 31, 2019 and 2018, "over the time" income from contracts with customers was $32,158,869,377 and $31,368,614,053, respectively.

Other net incomes and expenses
Trust for Strengthening	1.1	921,516,029	919,448,368
Other		(59,683,320)	(89,882,087)
		861,832,709	829,566,281

Finance Income
Interest		2,267,657,811	1,375,055,995
Foreign Exchange differences		(1,609,554,700)	796,750,262
		658,103,111	2,171,806,257

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		12.31.19	12.31.18
	Note	$
Finance Expenses
Interest		(2,229,047,688)	(1,721,721,364)
Foreign Exchange differences		(650,379,672)	(6,346,606,993)
		(2,879,427,360)	(8,068,328,357)
		(2,221,324,249)	(5,896,522,100)
Income Tax
Current		(1,018,171,815)	(437,899,777)
Deferred		1,715,732,882	(1,498,454,184)
		697,561,067	(1,936,353,961)

NOTE 5 – INTANGIBLE ASSETS

		12.31.19	12.31.18
Original Values	Note	$
Balance at January 1		76,679,917,924	66,692,187,037
Acquisition		18,141,501,302	9,987,730,887
Balance at December 31		94,821,419,226	76,679,917,924

Accumulated Amortization
Balance at January 1		(21,883,273,745)	(17,564,100,562)
Amortization of the year	10	(5,245,712,408)	(4,319,173,183)
Balance at December 31		(27,128,986,153)	(21,883,273,745)
Total Net Balance at December 31		67,692,433,073	54,796,644,179

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT

	31.12.19	31.12.18
	$
Non-current
Bank borrowings	5,598,364,304	-
Negotiable Obligations	18,715,625,000	21,023,120,641
Finance lease liabilities	1,168,516	24,755,827
Cost of issuance of Debt	(65,840,809)	(121,507,138)
Total Non- Current	24,249,317,011	20,926,369,330
Current
Bank borrowings	1,662,116,344	-
Negotiable Obligations	3,394,581,030	2,515,091,382
Finance lease liabilities	15,381,699	74,672,685
Cost of issuance of Debt	(10,534,529)	-
Total Current	5,061,544,544	2,589,764,067
Total	29,310,861,555	23,516,133,397

Breakdown of Financial debt:

	2019	2018
	$
Balance at January 1	23,516,133,397	17,150,654,101
New financial debt	8,549,894,347	34,368,368
Financial debt paid	(4,499,294,158)	(1,486,781,588)
Accrued interest	2,034,979,370	1,591,917,637
Foreign Exchange differences	(297,531,338)	6,227,068,170
Inflation adjustment	6,679,937	(1,093,291)
Net Balance at December 31	29,310,861,555	23,516,133,397

The carrying amounts and fair value of borrowings are as follows:

	Carrying amount	Fair Value (1)	Carrying Amount	Fair Value (1)
	12.31.19		12.31.18
	$
Bank borrowings	7,260,480,648	7,260,480,648	-	-
Negotiable Obligations	22,033,830,692	21,550,088,683	23,416,704,885	22,963,829,343
Finance lease liabilities	16,550,215	16,550,215	99,428,512	99,428,512
Total	29,310,861,555	28,827,119,546	23,516,133,397	23,063,257,855

 (1)      Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class  “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1,680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2019 and 2018 are as follows:

	12.31.19	12.31.18
	$
Trade receivables net- Current
Other related companies	35,431,682	71,982,122
	35,431,682	71,982,122

Other current receivables
Other related companies	2,090,911	9,873,848
	2,090,911	9,873,848
Accounts payable and other- Current
Other related companies	142,244,379	217,210,648
	142,244,379	217,210,648

Provisions and other charges
Other related companies	426,248	655,709
Shareholders	168,870,161	-
	169,296,409	655,709

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the years ended December 31, 2019 and 2018, the Company has accrued to the cost $255,203,162 and $181,684,653 respectively with Proden SA for rent and maintenance of offices.

During the years ended December 31, 2019 and 2018, the Company has allocated $67,654,326 and $64,380,524, respectively, with Servicios Integrales América S.A., for out sourcing services of systems and technology.

During the years ended December 31, 2019 and 2018, the Company has accrued with Helport S.A. to intangible assets $125,730,871 and $587,804,365 respectively and at cost for the years ended on 31 of December 2019 and 2018 $437,425,781 and $362,814,445 respectively.

During the year ended December 31, 2019, intangible assets corresponding to the work of Mendoza by Jose Cartellone - Helport - UTE have not been accrued, while during the year ended December 31, 2018, $ 27,721,956 were accrued.

During the years ended at December 31, 2019 and 2018, dividends have been paid to the shareholders according to their shareholding for $3,135,486,542 and $446,905,341 respectively.

At December 31, 2019 and 2018 the Company owed the Argentine National Government $419,758,938 and $500,270,997 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $5,395,667,514 and $6,229,255,561 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $ 141,296,365 and $ 84,696,604 for the years ended at December 31, 2019 and 2018 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 8 – BAD DEBT PROVISIONS

	2019	2018
	$
Initial balance at January 1	494,242,302	351,542,182
IFRIC 9 adjustments at the beginning	-	(163,695,133)
Balance at January 1	494,242,302	187,847,049
Increases (*)	2,501,006,378	296,550,204
Use	(270,319,016)	-
Inflation adjustment	(468,787,113)	9,845,049
Final Balance at December 31	2,256,142,551	494,242,302

(*)	As of December 31, 2019 and 2018 includes $1,727,848,967 and $193,242,310 respectively in Bad Debt Charges (see Note 10). The remaining is from “Exchange Differences” included in Consolidated Statements of Financial Position (Note 4).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2019	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2019	Total Non Current	Total current
Litigations		102,416,466	20,706,152	(16,558,046)	(34,273,875)	-	-	72,290,697	2,893,679	69,397,018
Related Parties	7	655,709	-	-	(229,461)	-	-	426,248	-	426,248
Deferred Income		217,375,866	729,519,037	-	-	(562,134,319)	-	384,760,584	75,217,441	309,543,143
Trust for works- Portfolio of Projects 2012/2014		230,596,765	2,701,363,503	(2,738,133,350)	(90,192,530)	-	-	103,634,388	-	103,634,388
Guarantees Received		74,451,637	150,367,515	(98,843,677)	(29,703,792)	-	-	96,271,683	-	96,271,683
Upfront fees from Concessionaires		201,087,729	18,143,414	-	-	(46,441,150)	-	172,789,993	131,624,054	41,165,939
Dividends to be paid	7	-	2,693,849,092	(3,135,486,542)	(395,026,582)	-	1,005,534,193	168,870,161	-	168,870,161
Total of provisions and others liabilities		826,584,172	6,313,948,713	(5,989,021,615)	(549,426,240)	(608,575,469)	1,005,534,193	999,043,754	209,735,174	789,308,580

	Note	At January 1 2018	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2018	Total Non Current	Total current
Litigations		132,430,692	41,332,387	(28,557,150)	(42,789,463)	-	-	102,416,466	3,933,187	98,483,279
Related Parties	7	968,126	-	-	(312,417)	-	-	655,709	-	655,709
Deferred Income		248,498,132	304,652,372	-	-	(335,774,638)	-	217,375,866	44,116,970	173,258,896
Trust for works- Portfolio of Projects 2012/2014		170,376,714	2,331,542,972	(2,196,326,763)	(74,996,158)	-	-	230,596,765	-	230,596,765
Guarantees Received		70,647,251	23,479,323	(10,519,255)	(9,155,682)	-	-	74,451,637	-	74,451,637
Upfront fees from Concessionaires		250,931,263	8,502,789	-	-	(58,346,323)	-	201,087,729	157,553,474	43,534,255
Dividends to be paid	7	556,460,561	-	(466,905,341)	(89,555,220)	-	-	-	-	-
Total of provisions and others liabilities		1,430,312,739	2,709,509,843	(2,702,308,509)	(216,808,940)	(394,120,961)	-	826,584,172	205,603,631	620,980,541

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
Year ended at 12.31.19	$
Specific allocation of revenues	5,529,096,171	-	-	5,529,096,171
Airport services and maintenance	5,468,061,398	-	6,702,918	5,474,764,316
Amortization of intangible assets	5,132,734,914	3,515,857	109,461,637	5,245,712,408
Depreciation of property, plant and equipment	12,590,116	-	-	12,590,116
Salaries and social security contributions	5,333,441,286	70,564,090	551,733,052	5,955,738,428
Fees for services	287,118,601	24,031,206	142,849,537	453,999,344
Public utilities and contributions	894,387,951	5,059,131	1,793,789	901,240,871
Taxes	181,554,646	1,812,146,931	355,610,451	2,349,312,028
Office expenses	829,048,387	12,686,563	206,102,502	1,047,837,452
Insurance	79,716,283	15,583	1,613,817	81,345,683
Advertising expenses	-	161,231,789	-	161,231,789
Bad debts charges	-	1,727,848,967	-	1,727,848,967
Board of Directors and Supervisory Committee fees	-	-	30,866,580	30,866,580
Amortization right of use	152,776,316	-	-	152,776,316
Other	20,467,225	6,058	6,822,427	27,295,710
Total at 12.31.19	23,920,993,294	3,817,106,175	1,413,556,710	29,151,656,179

Year ended at 12.31.18
Specific allocation of revenues	5,516,690,208	-	-	5,516,690,208
Airport Services and maintenance	5,285,226,489	31,546,169	70,057,633	5,386,830,291
Amortization of intangible assets	4,263,007,787	5,088,033	51,077,363	4,319,173,183
Depreciation of property, plant and equipment	16,886,803	-	-	16,886,803
Salaries and social security contributions	5,103,886,677	124,142,575	600,039,376	5,828,068,628
Fees for services	273,426,029	12,772,124	159,201,210	445,399,363
Public utilities and contributions	829,336,842	5,527,060	4,137,384	839,001,286
Taxes	180,000,278	1,950,519,283	313,445,246	2,443,964,807
Office expenses	526,894,403	26,953,375	494,414,648	1,048,262,426
Insurance	211,506,588	-	3,880,512	215,387,100
Advertising expenses	-	231,814,831	-	231,814,831
Bad debts charges	-	193,242,310	-	193,242,310
Board of Directors and Supervisory Committee fees	-	-	33,990,485	33,990,485
Other	20,196,817	163,000	2,689,411	23,049,228
Total at 12.31.18	22,227,058,921	2,581,768,760	1,732,933,268	26,541,760,949

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.19		Foreign exchange rates	Amount in local currency at 12.31.19	Amount in local currency at 12.31.18
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	23,892,198	59.6900	1,426,125,312	4,539,406,109
Investments	US$	-	59.6900	-	286,928,620
Trade receivables	US$	81,814,991	59.6900	4,883,536,822	2,866,077,654
Total current assets				6,309,662,134	7,692,412,383
Total assets				6,309,662,134	7,692,412,383

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	13,350,970	59.8900	799,589,597	561,523,307
	EUR	6,008,535	67.2265	403,932,779	109,821,806
Financial debts	US$	83,099,755	59.8900	4,976,844,327	2,484,314,101
Lease liabilities	US$	2,217,676	59.8900	132,816,621	-
Provisions and other charges	US$	2,819,672	59.8900	168,870,161	-
Total current liabilities				6,482,053,485	3,155,659,214
NON-CURRENT LIABILITIES
Financial debts	US$	407,674,288	59.8900	24,415,613,097	21,025,916,917
Total non- current liabilities				24,415,613,097	21,025,916,917
Total liabilities				30,897,666,582	24,181,576,131
Net liability position				24,588,004,448	16,489,163,748

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

		Land and buildings	Vehicles and machinery	Installations	Furniture and office equipment	Construction in progress	Total
	Note	$
Net book value at January 1, 2019		31,821,553	48,646,168	97,678	18,096	7,370,565	87,954,060
Addition		-	-	-	58,074	184,130	242,204
Depreciation	10	(3,536,847)	(9,003,336)	(34,223)	(15,710)	-	(12,590,116)
Net book value at December 31, 2019		28,284,706	39,642,832	63,455	60,460	7,554,695	75,606,148

Net book value at January 1, 2018		36,243,622	61,058,328	140,231	28,117	7,256,497	104,726,795
Addition		-	-	-	-	114,068	114,068
Depreciation	10	(4,422,069)	(12,412,160)	(42,553)	(10,021)	-	(16,886,803)
Net book value at December 31, 2018		31,821,553	48,646,168	97,678	18,096	7,370,565	87,954,060

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

As a result of the reduction of the tax rate, deferred assets and liabilities as of December 31, 2019 and 2018 were measured using rates of 30% or 25%, depending on the year in which it was estimated that temporary differences recognized will be reversed.

Law No. 27,468 modified the transition regime established by Law No. 27,430 for the application of the adjustment for tax inflation of the Income Tax Law (LIG), indicating that it will be applicable for the fiscal years that start from January 1, 2018 when the variation in the CPI, calculated from the beginning to the end of the year, exceeds fifty-five percent (55%) the first year, thirty percent (30%) the second year and fifteen percent (15%) the third year. According to said Law, the adjustment for positive or negative inflation should be charged one third in that fiscal period and the remaining two thirds, in equal parts, in the next two immediate fiscal periods.

The Law of Social Solidarity and Productive Reactivation (LSSRP) - B.O. December 23, 2019 - maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount corresponding to the first and second fiscal year beginning on January 1, 2019 must be charged one sixth in that fiscal period and the remaining five sixths in equal parts in the next 5 immediate fiscal periods. On the other hand, the LSSRP suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law N 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

Considering that, at the date of issuance of these financial statements, the variation in the CPI has exceeded the 30% required for the second year of validity, the Company's Management has considered the effects of inflation and has included said estimate in the provision of income tax payable.

As of December 31, the main permanent differences correspond to the charge for the application of the tax adjustment for $ 1,862,775,620.98 and the profit for the greater deferred tax asset generated by the tax revaluation for $ 4,224,892,484.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2019 and 2018:

	12.31.19	12.31.18
	$
Income before income tax	5,216,751,173	3,513,361,110
Tax calculated at applicable tax rate (*)	1,565,025,352	1,054,008,332
Tax effects of:
Differences at applicable tax rate (**)	(2,262,586,419)	882,345,629
Income Tax Expense	(697,561,067)	1,936,353,961

(*) The current tax rate at December 31, 2019 and 2018 is 30%. The applicable effective tax rate was (13.37%) and 55.11% as of December 31, 2019 and 2018, respectively.

(**) At December 31 the main permanent differences correspond to the charge for the adjustment for tax inflation for ($ 1,862,775,621) and the gain for the greater deferred tax asset generated by the tax revaluation for ($ 4,224,892,484).

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets: Item	Trade receivable nets	Related parties	Provisions and other charges	Financial Debts	Tax loss carry-forwards	Total
Balance at 12.31.2017 modified	47,771,782	204,154	130,306,244	6,478,556	-	184,760,736
Movement for the year
Charge to income	91,204,858	-	(30,030,068)	17,302,509	(438,033)	78,039,266
Variation of the prevision	-	-	-	-	438,033	438,033
Inflation adjustment	(15,416,070)	(65,882)	27,000,086	(2,090,645)	-	9,427,489
Balance at 12.31.18	123,560,570	138,272	127,276,262	21,690,420	-	272,665,524
Movement for the year
Charge to income	568,769,838	-	(63,746,083)	21,927,094	280,238	527,231,087
Variation of the prevision	-	-	-	-	(280,238)	(280,238)
Inflation adjustment	(43,239,018)	(48,387)	52,545,153	(7,590,588)		1,667,160
Balance at 12.31.19	649,091,390	89,885	116,075,332	36,026,926	-	801,283,533

Deferred tax liabilities: Item	Intangible Assets and property, plant and equipment	Financial Debts	Accounts payable			Total
Balance at 12.31.17	6,624.570.876	18.198.489	1.941.929	-		6.644.711.294
Movement for the year
Charge to income	1,576,931,483	-	-	-	-	1,576,931,483
Inflation adjustment	-	(5,872,697)	(626,666)	-	-	(6,499,363)
Balance at 12.31.18	8,201,502,359	12,325,792	1,315,263	-	-	8,215,143,414
Movement for the year
Charge to income	(2,689,881,910)	-	-	1,501,099,877	-	(1,188,782,033)
Inflation adjustment	-	(4,313,311)	(460,265)	-	-	(4,773,576)
Balance at 12.31.19	5,511,620,449	8,012,481	854.998	1,501,099,877	-	7,021,587,805
Net balance at 12.31.17						(6,459,950,558)
Net balance at 12.31.18						(7,942,477,890)
Charge to income 2018						(1,498,454,184)
Net balance at 12.31.19						(6,220,304,272)
Charge to income 2019						1,715,732,882

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

At December 31, 2019 and 2018, the Company has not recognized $ 2,197,300 and $ 2,949,063 of fiscal loss, respectively.

NOTE 14 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2019 and 2018 include $1,254,587 and $8,492,948 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 15 - CAPITAL STOCK

At December 31, 2019 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,006,046,708
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 747,529,409 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not yet received iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 15, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 747,529,409 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2019 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 747,529,409 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

NOTE 17 - DIVIDENDS ON PREFERRED SHARES (Cont.)

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30.369.048 preferred shares;

-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10.530.609 preferred shares;

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10.741.221 preferred shares;

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10.956.046 preferred shares;

-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11.175.167 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11.398.670 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11.626.643 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11.859.176 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,360 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on July 25, 2019: 118,276,769 preferred shares.

The preferential dividend accrued for the year ended December 31, 2019 is $151,623,215 and will be recorded at the time of its approval by the Shareholders' Meeting

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 18 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special of classes A, B, C and D and special preferred shares held on July 25, 2019 resolved to distribute dividends to ordinary shares, in accordance with their respective holdings, for the sum of US $50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of this assembly amounted to $2,143,500,000). Once the legal reserve was established and the dividends of preferred shares and ordinary shares were distributed, the constitution of a facultative reserve for the execution of future works plans was resolved with the remainder.

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019 (Contd.)

(i)	$2,419,272 for the constitution of the legal reserve;

(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on July, 25, 2019 decides among other issues:

-	That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019 (Contd.)

(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;

(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $ 2,143,500) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and

(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

NOTE 20 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.2019	12.31.2018
Income for the year, net dividends accrued	5,762,689,025	1,557,647,261
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	22.2913	6.0253

NOTE 21 – FINANCIAL RISK MANAGEMENT

The Company operates in a complex economic environment, whose main variables have recently had strong volatility, both nationally and internationally.

At the local level, the following circumstances occurred during the year 2019, are displayed:

The first half of the year saw a 2.5% drop in GDP in annual terms

-	Accumulated inflation between January 1, 2019 and December 31, 2019, reached 53.8% (CPI);

-	The significant devaluation of the peso as of August generated an unexpected outflow of deposits in dollars from the financial system (consequently generating a fall in the reserves of the Central Bank) and an increase in the reference interest rate arriving during the year to stand above 80%. At the end of the year, the value of the interest rate was close to 60%;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

On December 10, 2019, a new National Government assumed, that under these circumstances, implemented a series of measures. The following is a summary of the main measures:

-	A regime for the regularization of tax, social security and customs obligations for micro, small and medium enterprises was established;

-	The unification schedule for the aliquot of employer contributions was suspended;

-	The National Executive Power was empowered to provide mandatory minimum wage increases to private sector workers (with temporary exemption from the payment of contributions and contributions destined to the Argentine pension system for salary increases resulting from this power or from a collective negotiation);

-	It was suspended until the fiscal years beginning as of 1/1/2021 inclusive, the reduction of aliquot established by Law 27,430, maintaining the rate of 30% as well as that of 7% for the dividends corresponding to them;

-	With regard to the adjustment for tax inflation, it was established that the amount determined, corresponding to the first and second fiscal year beginning on January 1, 2019, must be charged 1/6 in those fiscal periods and 5/6 remaining equally in the next 5 immediate fiscal periods. In turn, it is clarified that said provision does not preclude the calculation of the remaining thirds corresponding to previous periods, calculated in accordance with the previous version of article 194 of the Income Tax Law;

-	The increase in export withholdings (with the exception of hydrocarbons and mining) and the personal property tax was decreed

-	The Value Added Tax for food in the basic basket and the suspension of retirement mobility were restored

Additionally, the National Government prepares a bill to send to the National Congress with a proposal for the renegotiation of the external debt to international creditors.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify potential impacts on its financial and patrimonial situation. The financial statements of the Company must be read in the light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on a the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2019 and 2018 was an equivalent of $29,392,457,424 and $23,510,231,018 of a total debt of $43,781,435,969 and $37,695,865,057 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2019 and 2018 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $10,715,259 and $13,334,707 in the assets and $50,970,702 and $41,506,735 in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters stablished by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Group places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Group has not had significate losses in such accounts.

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Group settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2019	2nd Quarter 2019	3rd Quarter 2019	4th Quarter 2019	2020	2021	2022-2028
Long- term liabilities (*)	42,828,496	7,141,952	3,653,288	1,106,398	1,813,286	13,714,924	7,846,524	21,267,048
Leases	149,366	45,136	43,560	42,824	16,677	148,197	1,169	-
Purchase obligations (**)	14,676,777	3,605,697	3,208,216	3,592,992	2,884,453	13,291,358	1,385,419	-
Other obligations	272,505	272,505	-	-	-	272,505	-	-
Total Contractual Obligations	57,927,144	11,065,290	6,905,064	4,742,214	4,714,416	27,426,984	9,233,112	21,267,048

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local borrowings.

(**) Includes pending payable purchase obligations at 12/31/2019.

Risk of interest rate

The interest rate risk of the Group arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Group to a change in its fair value. The Group analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Group to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate is of $2,075,827,661 and $48,768,416 (0.21% and 0.81% of total financial debts, respectively) at December 31, 2018 and 2017, respectively.

Capital Management

The objectives of the Group for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017 establish certain commitments for the Group. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Capital Management (Contd.)

Aligned with the sector, the Group makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.19	12.31.18
	$
Total Financial Liabilities	29,310,861,555	23,516,133,397
Less: Cash and cash equivalents	(2,044,192,478)	(6,069,234,921)
Net liability	27,266,669,077	17,446,898,476
Total shareholder’s equity	38,214,388,609	34,993,925,461
Index of indebtedness	71.35%	49.86%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

• Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

The following table presents the Group's financial instruments:

ASSETS	12.31.2019	12.31.2018
Financial assets at amortized cost
Trade receivables	5,414,326,521	4,078,483,943
Other receivables	9,629,227,293	5,949,111,432
Investments	-	286,928,619
Cash and cash equivalents	2,044,192,478	6,069,234,921
Total	17,087,746,292	16,383,758,915

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category (Contd.)

LIABILITIES	12.31.2019	12.31.2018
Financial liabilities at amortized cost
Provisions and other charges	926,753,057	724,167,706
Borrowings	21,528,010,057	23,063,257,855
Trade accounts payable	6,541,977,954	4,535,001,534
Total	28,996,741,068	28,322,427,095

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Group is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2019, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Bad debts (Contd.):

On this basis, the provision for losses on trade receivables as of December 31, 2019 was calculated by applying the following expected loss ratios: 0.66% on non-expired loans, 3.60% on loans due between 1 and 30 days, 7.90% for the expired range between 31 and 60 days; 14.16% for the range of overdue loans between 61 and 90 days, 21.13% for overdue loans between 91 and 180 days and 35.36% over those overdue for more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Application of IFRIC 12:

The Group has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Group. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Group may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Group may generate. As a result, the Group defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Group could be subject to sanctions and the concession could be revoked.

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2018	2017
	$
Clients
Group 1	145,781,965	21,253,596
Group 2	3,277,250,864	3,096,611,174
Group 3	1,991,293,692	960,619,176
Total unimpaired trade receivables	5,414,326,521	4,078,483,946

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS (Contd.)

Breakdown of financial assets date is as follows:

		Due dates					Without
						Beyond	established
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	4th Q	term	Total
$
Trade receivables	1,463,700,960	1,689,395,585	5,087,425	-	-	-	-	3,158,183,970

NOTE 24 – CONTINGENCIES

The Group has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Claims on Real State tax

Province of Cordoba

-      Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377, 45). The General Revenue Service requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged. Regarding the main file, the Court of First Instance ordered the fiscal execution. The General Revenue Service requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36. The liquidation was challenged and an extension of the bond insurance previously provided was offered. The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677, and has not yet been resolved.

It is necessary to indicate that the DGR, according to local procedural legislation is in a position to execute the debt. The appeal was denied, and on April 17, a direct complaint was lodged. On June 5, 2018, the payment of the settlement was credited in the amount of $ 12,111,450.27.

On November 9, 2018, the fees of the attorney-in-fact were regulated for their intervention with respect to the appeal of Cassation, in the amount of $ 298,428.49 plus VAT. On November 9, 2018, the attorney's fees were regulated for their intervention regarding the appeal, in the amount of $298,428.49 plus VAT. On May 30, 2019, the remaining settlement made by the DGR of Córdoba was paid, in the amount of $ 6,425,899.28, as debt, interest, fees and legal costs. On May 21, 2019, Federal Extraordinary Appeal was filed against the judgment of the Superior Court of Justice of the Province of Córdoba that led to the fiscal execution and rejected the incompetence raised. On September 26, 2019, the TSJ rejected the granting of the extraordinary appeal and on October 9, 2019, the complaint was filed before the CSJN, which is pending resolution.

-      Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed, and have not yet been resolved. On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019, which is pending resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

-      Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On December 11, 2017, AA2000 was notified of the tax execution demand for the real estate tax. On February 1, 2018, the claim was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber.

The embargo is blocked for the amount of $ 4,381,372.12. The fees of the tax attorney were regulated in this first instance in the amount of $ 160,513.45. The Chamber rejected the appeal regarding the replacement of embargo by means of a resolution notified on November 19, 2019, therefore, an appeal was filed on December 9, 2019. On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber with resolution still pending.

-      Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07. The appeal on the replacement of embargo is still pending resolution. On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019.

-       Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered. On August 9, 2018 it was decided to reject the citation of third parties, which will be appealed. It was also ordered to move the appeal on the substitution of embargo. The replacement of the embargo was rejected and appealed, the grievances founded on April 12, 2019. On April 8, 2019, the complaint filed against the rejection of the third party subpoena was rejected, and an appeal was filed. dated August 5, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statement

At December 31, 2019 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

-      Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82. Likewise, an embargo for the amount of $ 5,609,248.86 was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo (bond policy 724.180) was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. The grievances will be presented as soon as it is submitted to the Appeals Chamber.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes which, according to its legal advisors are unlikely to be successful.

NOTE 25 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Financial lease liabilities after 1 year	1-year bank borrowings	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	74,672,685	24,755,827	-	-	2,515,091,382	20,901,613,503	23,516,133,397
Cash flows	(77,508,820)	-	(424,101,108)	8,549,356,640	(3,997,684,230)	-	4,050,062,482
Exchange rate	(654,155,515)	-	(161,766,576)	(1,027,388,220)	9,530,488,058	(7,984,709,085)	(297,531,338)
Inflation adjustment	656,911,431	(8,663,101)	299,564,235	(278,956,573)	(1,362,117,894)	699,941,839	6,679,937
Other movements without cash	15,461,918	(14,924,210)	1,948,419,793	(1,644,647,543)	(3,301,730,815)	5,032,937,934	2,035,517,077
Net debt as of December 31, 2019	15,381,699	1,168,516	1,662,116,344	5,598,364,304	3,384,046,501	18,649,784,191	29,310,861,555

NOTE 26 - TAX CREDITS FOR RETURN OF VALUE ADDED TAX

During fiscal year 2019, the Company made presentations to the Federal Public Revenue Administration (AFIP) in order to obtain the return of tax credits of Value Added Tax (VAT) for: (a) VAT tax credits generated by the purchase of fixed assets, and (b) balances of free availability

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 26 - TAX CREDITS FOR RETURN OF VALUE ADDED TAX

The total amount requested from the AFIP for VAT tax credit returns reaches $ 1,096,957,202.

a) On September 18, 2019, the General Resolution No. 4581/2019 was published in the Official Gazette, through which the AFIP establishes the requirements, deadlines and ways to access to the refund of the tax credit accumulated by the acquisition of fixed assets. Law No. 27,430 amended the Value Added Tax Law, incorporating an article added following article No. 24, based on which a regime for the return of the technical balance originated in the acquisition of fixed assets was established, pursuant to the conditions established there.

Additionally, Law No. 27,467 established an annual quota for 2019 of $ 15,000,000,000 and Resolution No. 185/2019 of the Ministry of Finance established an order of priority based on the age of the accumulated balances according to the fiscal period in which they were generated and, at the same age, that the allocation is proportional to the magnitude of the balances.

Under this regime, on December 23, 2019, the Company filed a request for a refund of VAT tax credit for the purchase of fixed assets for $ 918,367,994.

On February 13, 2020, a request for quick sentence was submitted to the AFIP for a ruling on it.

b) Additionally, in the month of September 2019, presentations were made requesting the return of the balance of free availability of VAT for $ 178,589,208.

NOTE 27 - EVENTS AFTER THE CLOSURE OF THE YEAR

There have been no events and / or transactions that may significantly affect the assets and financial situation of the Company after the end of the year.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the consolidated financial statements as of December 31, 2019 presented in comparative form. Prepared in accordance with IFRS standards.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

The main works carried out during the year 2019 are detailed in the Annual Report of the Individual Financial Statements:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format (Contd.)

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of December 31, 2019, 2018, 2017, 2016 and 2015, respectively, is presented.

	12.31.19	12.31.18	12.31.17	12.31.16 (*)	12.31.15 (*)
	Thousands $
Current Asset	8,714,950	11,573,793	8,442,602	2,320,479	1,237,245
Non-current Assets	73,285,486	61,115,997	55,025,343	8,655,237	6,352,075
Total Assets	82,000,436	72,689,790	63,467,945	10,975,716	7,589,320

Current liabilities	13,055,386	8,485,066	6,406,410	3,508,859	1,900,804
Non- Current Liabilities	30,730,662	29,210,798	23,767,388	2,533,043	2,766,984
Total Liabilities	43,786,048	37,695,864	30,173,798	6,041,902	4,667,788

Net equity attributable to majority shareholders	38,184,508	34,969,994	33,272,415	4,925,482	2,916,391
Non-controlling interest	29,880	23,932	21,732	8,332	5,141
Net Equity	38,214,388	34,993,926	33,294,147	4,933,814	2,921,532
Total	82,000,436	72,689,790	63,467,945	10,975,716	7,589,320

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format (Contd.)

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

	12.31.19	12.31.18	12.31.17	12.31.16 (*)	12.31.15 (*)
	Thousands $
Gross Profit	13.339.613	14.959.172	12.940.242	5.016.856	2.629.661
Administrative and distribution and marketing expenses	(5.230.663)	(4.314.702)	(3.968.341)	(1.246.706)	(808.670)
Other net income and expenses	861.833	829.566	690.274	230.804	138.507
Operating profit	8.970.783	11.474.036	9.662.175	4.000.954	1.959.498
Income and financial costs	(2.221.324)	(5.896.522)	(592.618)	(783.962)	(1.259.043)
Result by exposure to changes in the acquisition power of currency	(1.532.707)	(2.064.152)	(417.838)	-	-
Result of investments accounted for using the equity method	-	-	-	-	-
Income before tax	5.216.752	3.513.362	8.651.719	3.216.992	700.455
Income tax	697.560	(1.936.355)	(3.315.644)	(1.204.710)	(242.381)
Result of the year	5.914.312	1.577.007	5.336.075	2.012.282	458.074
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	5.914.312	1.577.007	5.336.075	2.012.282	458.074
Result attributable to majority shareholders	5.908.363	1.574.809	5.333.520	2.009.091	456.216
Non-controlling interest	5.949	2.198	2.555	3.191	1.858

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format (Contd.)

4. Cash flow structure

	12.31.19	12.31.18	12.31.17 (*)	12.31.16 (*)	12.31.15 (*)
	Thousands $
Cash Flows (used in) / generated by operating activities	(6,127,531)	1,635,998	(2,058,290)	1,695,500	437,379
Cash Flow generated by / (used in) investing activities	876,757	(216,458)	20,710	(15,203)	(6,046)
Cash Flow generated by / (used in) financing activities	746,769	(1,953,686)	6,327,859	(1,178,802)	(592,374)
Net Cash Flow (used in) / generated by the year	(4,504,005)	(534,146)	4,290,279	501,495	(161,041)

(*) Amounts not restated per inflation as per General Resolution 777/2018.

5. Analysis of operations for the years ended at December 31, 2019 and 2018

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the years ended December 31, 2019 and 2018:

Revenues	12.31.19	% revenues	12.31.18	% revenues
	Thousands $		Thousands $
Aeronautical revenues	22,957,181	61.63%	21,635,172	58.20%
Non-aeronautical revenues	14,290,083	38.37%	15,541,283	41.80%
Total	37,247,264	100.00%	37,176,455	100.00%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format (Contd.)

5. Analysis of operations in the years ended December 31, 2019 and 2018 (Cont.)

The following table shows the composition of the aeronautical revenues for the years ended December 31, 2019 and 2018:

Aeronautical revenues	12.31.19	% revenues	12.31.18	% revenues
	Thousands $		Thousands $
Landing fee	2,079,924	9.06%	2,043,403	9.44%
Parking fee	783,882	3.41%	827,695	3.83%
Air station use rate	20,093,375	87.53%	18,764,074	86.73%
Total	22,957,181	100.00%	21,635,172	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the year ended at 12.31.19	23,920,993
Costs of sales for the year ended at 12.31.18	22,227,059
Variation	1,693,934

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the year ended at 12.31.19	1,413,557
Administrative expenses for the year ended at 12.31.18	1,732,933
Variation	(319,376)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format (Contd.)

5. Analysis of operations in the years ended December 31, 2019 and 2018 (Cont.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the year ended at 12.31.19	3,817,106
Distribution and commercial expenses for the year ended at 12.31.18	2,581,769
Variation	1,235,337

Income and financial costs

Net financial income and costs totaled a loss of $2,221,324 thousand during the year ended December 31, 2019 with respect to thousands of $5,896,522 loss during the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $861,833 thousand during the year ended December 31, 2019 with respect to an income of $829,566 thousand in the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of December 31, 2019 amounted to $67,525,251 thousand composed of thousands of $29,310,862 of financial debt and a net equity worth of $38,214,389 thousand, while the total capitalization of the Company at December 31, 2018 amounted to thousands of $58,510,058 comprised of thousands of $23,516,133 of financial debt and a net equity worth of thousands of $34,993,925.

The debt as a percentage of total capitalization amounted to approximately 43.41% as of December 31, 2019 and 40.193% as of December 31, 2018.

Financing

See in detail Note 6 to these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format (Contd.)

6. Index

The information refers to the years ended December 31, 2019, 2018, 2017, 2016 and 2015:

	12.31.19	12.31.18	12.31.17	12.31.16(**)	12.31.15(**)
Liquidity (1)	0.68	1.39	1.36	0.67	0.66
Solvency (1)	0.88	0.93	1.12	0.83	0.64
Immobilization of capital	0.89	0.84	0.87	0.90	0.84
Cost effectiveness	0.15	0.05	0.16	0.51	0.17

(*) Current liabilities and non-current liabilities do not include deferred profits.

(**) Indexes calculated on amounts not restated per inflation.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended December 31, 2019, 2018, 2017, 2016 and 2015:

Airport	12.31.19	12.31.18	12.31.17	12.31.16	12.31.15
	Thousands
Aeroparque	12,311	13,474	13,921	11,662	11,053
Ezeiza	11,818	10,299	9,878	9,321	9,128
Córdoba	3,529	3,398	8,446	2,213	1,948
Mendoza	2,311	2,023	1,762	1,086	1,352
Bariloche	1,858	1,576	1,297	1,187	1,039
Salta	1,479	1,122	1,129	972	856
Iguazú	1,576	1,112	999	894	863
Tucumán	969	957	560	670	601
C. Rivadavia	649	680	624	574	577
El Palomar	1,794	676	-	-	-
Total	38,294	35,317	38,616	28,579	27,417
Overall total	41,167	38,350	35,936	31,467	29,578
Variation	7.3%	6.7%	14.2%	6.4%	8.7%

Amount of movement of aircraft for the years ended on December 31, 2019, 2018, 2017, 2016 and 2015 of the ten airports that represent more than 80% of the total movements of the airport system:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 164589

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format (Contd.)

7. Statistical data (Contd.)

	12.31.19	12.31.18	12.31.17	12.31.16	12.31.15
Aeroparque	111.176	130.242	134.532	121.882	120.492
Ezeiza	85.633	75.234	66.916	68.839	66.834
San Fernando	42.878	40.910	39.000	38.188	40.327
Córdoba	31.553	33.481	28.659	23.526	21.783
Mendoza	22.419	21.354	19.274	12.644	15.700
Bariloche	14.557	14.098	12.338	10.954	10.084
Salta	13.975	11.449	13.367	11.386	11.780
C. Rivadavia	9.736	10.232	9.171	8.251	9.155
Iguazú	12.833	9.807	9.065	8.721	8.361
El Palomar	12.283	5.954	-	-	-
Total	357.043	352.761	332.322	304.391	304.516
Overall total	428.551	429.466	404.181	374.978	376.490
Variation	-0.2%	6.3%	7.79%	-0.4%	1.2%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2019 presented in comparative format (Contd.)

Perspectives for 2020

In 2019 the passenger traffic of the company has had a very good evolution reaching 41,2 million, of which 26,7 million were domestic passengers, 13 million international passengers and 1,4 million passengers in transit, with growths of 13% in the domestic ones and a decrease of 3.4% in the international ones compared with the previous year. In total, passenger traffic grew 7.3% compared to 2018.

The outstanding evolution of passengers was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals at airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the year 2019, the Company presented investments to ORSNA for $11,648 million. To this amount it must be added the payments to the trusts of specific affectation for works for $2,900 million.

It should be noted that the macroeconomic volatility of 2019 impacted international traffic negatively. Likewise, the impact that the new foreign exchange measures can have on international traffic is still unknown. Meanwhile, domestic traffic continued to show the positive trend of recent years.

With regard to the execution of investments in infrastructure, we refer to what is expressed in the Infrastructure section of this Report.

INDEPENDENTS AUDITORS' REPORT

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - 12th Floor

City of Buenos Aires

Tax Code No. 30-69617058-0

Report on financial statements

We have audited the accompanying consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position at December 31, 2019, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2018 are an integral part of the audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of Direction

The Board of Directors of the Company is responsible for the preparation and presentation of these consolidated financial statements under the International Financial Reporting Standards (IFRS) adopted as Argentine professional accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standards Board (IASB). Further, the Board of Directors is responsible for the existence of adequate internal control to prepare the consolidated financial statements free of any significant distortions due to misstatements or irregularities.

Responsibility of auditors

Our responsibility is to express an opinion on the attached consolidated financial statements, based on our audit. We performed our audit in accordance with International Standards on Auditing (ISAs), as were adopted in Argentina by the FACPCE, through Technical Pronouncement No. 32 and their respective adoption ‘circulars. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and other information disclosed in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and reasonable presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company's management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements mentioned in the first paragraph, present fairly, in all material respects, the consolidated financial position of Aeropuertos Argentina 2000 S.A. and its subsidiaries at December 31, 2019, and the consolidated comprehensive income and cash flows for the fiscal year then ended, in accordance with International Financial Reporting Standards.

Report on compliance with current regulations

In accordance with current regulations, we report that, in connection with Aeropuertos Argentina 2000 S.A.:

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. are in the process of being settled into the “Inventory and Balance Sheet” book;

b)	the separate individual financial statements of Aeropuestos Argentina 2000 S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the summary of activity, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At December 31, 2019 the debt accrued by Aeropuertos Argentina 2000 S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $143,400,265, none of which was claimable at that date.

e)	In accordance with article 21, paragraph b), Chapter III, Section IV, Title II of the regulation of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2019 account for:

e.1)	87% of the total fees for services billed to the Company for all items during that fiscal year;

e.2)	97% of the total fees for services for auditing and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3)	84% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)	We have applied money laundering abatement and anti-terrorist financing procedures for Aeropuertos Argentina 2000 S.A. foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 27, 2020

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of December 31, 2019, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the period previously referred and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated February 27, 2020, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

The Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)            the consolidated financial statements were issued in accordance with the accounting principles generally accepted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)            Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as financial entities or the Central Bank of the Argentine Republic. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2019 consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a)            the consolidated financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; and

b)            in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, February 27th, 2020.

Patricio A. Martin
By Surveillance Committee